

File No. 82-173



02042983

24 July 2002

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA



SUPPL

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following documents:-

Information Releases issued by M.I.M. Holdings Limited today entitled:-

- "Fourth Production Report 2001/02 for Three Months to 30 June 2002"
- "Presentation for Analyst and Investor Briefing"
- "Ore Reserves and Mineral Resources – Coal, Isa Copper as at 30 June 2002"
- "MIM Announces Coal Growth Strategy Initiatives and Increased Reserves at Existing Coal Mines"
- "MIM Announces Stage Two Feasibility for Rolleston"

The above documents contain information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

pp **MARIAN GIBNEY**
Secretary and General Counsel

encl

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 Facsimile (07) 3832 2426 Website www.mim.com.au


MIM

Information Release

24 July 2002

FOURTH QUARTER PRODUCTION REPORT 2001/02 FOR 3 MONTHS TO 30 JUNE 2002

Strong operating performances in the June quarter have continued the consistently high levels of production achieved by the company throughout the year. Annual production increased for all of the company's core products - copper, coal, zinc, lead and gold - for the 2002 financial year.

- Coal: June quarter and annual production rose at both the NCA and Oaky Creek projects with total product coal up 19% on the previous year.
- Copper: Mount Isa smelter and Townsville refinery output recorded their highest annual outputs; Alumbrera's annual production of copper and gold increased 17% and 32% respectively.
- Gold: Gold production from Alumbrera, Ernest Henry and Ravenswood increased to 499 000 ozs.
- Zinc and lead: Production exceeded the previous year's at Mount Isa, McArthur River and the Northfleet (UK) lead refinery.
- Increased copper and coal Reserves were announced.

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (+61 7) 3833 8000 Facsimile (+61 7) 3832 2426 Website www.mim.com.au

Production summaries by operation

Copper, copper-gold

Mount Isa

Strong June quarter production at the Townsville refinery lifted refined copper production for the year ending 30 June 2002 to nearly 239 000 tonnes, the highest annual output achieved by the refinery. Mount Isa copper smelter anode production of almost 233 000 tonnes for the year was also the highest annual production and only marginally below the targeted 235 000 tonnes despite an unplanned week long shutdown in June following a diesel fuel fire. A four-day planned maintenance shutdown scheduled for July was brought forward and completed during the shutdown to minimise the overall production impact.

Total ore tonnes mined and milled were similar to that for the previous June quarter. Concentrate production was lower due to scheduled lower copper grades of ore mined and processed combined with a marginally lower metal recovery rate. Increased production of gold in refinery slimes reflected the higher gold content of Ernest Henry concentrate processed and reduction of gold in process.

Alumbrera (MIM 50%)

Mine and mill performances continued at high levels.

Production of copper-gold concentrate for the quarter was 6% ahead of that for the previous June quarter. Contained copper and total gold production was up 3% and 13% respectively. Higher gold grades of ore processed and an increased overall recovery rate lifted total gold production.

Consistent production performances through the year ending 30 June 2002 lifted output significantly ahead of that for the previous year. Sustained high mill throughput rates, improved metallurgical performances and higher ore grades contributed to increased copper (up17%) and gold (up 32%) production compared with the previous year.

Commissioning of the mill expansion and pebble crushing circuit was extended following equipment supply delays and refurbishment of the second hand SAG and ball mills. Pre-commissioning was largely completed by the end of the quarter. Total cost of the two projects remains within budget (US$35 million, 100%) and commissioning will be completed in the September quarter.

Ernest Henry (MIM 51%*)

Copper in concentrate production was marginally higher than for the previous June quarter despite lower copper ore grades and production of a higher copper grade concentrate. This was a reflection of very good metallurgical performance assisted by a lower proportion of weathered ore. Gold in concentrate production was 11% higher largely due to the higher grade of ore processed. The gold recovery rate was lower than for the previous June quarter primarily due to a different gold mineralogy. Average copper and gold recovery rates for the year ending 30 June 2002 improved from the previous year.

Consistently high mill throughput rates were maintained through the year ending 30 June 2002. A total of over 10 million tonnes (100%) was milled representing a strong result from the harder more abrasive primary ore. Copper in concentrate production was 2% lower than for the previous year with a scheduled 5% lower average copper grade partially compensated for by improved recovery rates from primary ore. A higher gold grade and higher average recovery rate lifted gold in concentrate production 11% ahead of the previous year.

*On 27 June, the Company announced its intention to exercise an option it holds over the interest in the Ernest Henry copper-gold mine owned by an investment company led by Westpac Banking Corporation with effect from July 2002.

Coal

Oaky Creek (MIM 75%)

Product coal output was 4% ahead of that for the previous June quarter bringing the total for the year ending 30 June 2002 to over 9 million tonnes (100%), the highest achieved by the operation and 12% ahead of the previous year although this included an increased proportion of higher cost open cut coal. Oaky North set another Australian longwall production record with over 7 million tonnes of run-of-mine coal produced for the year.

Production flexibility compensated for limited coal output from the new No 1 (South-East) longwall where commissioning was extended due to operational difficulties caused by equipment break-downs and frictional ignition issues. Development work has continued. Changes to longwall operating practices and equipment modifications have been introduced in the lower-height seam area. Commissioning of the South-East longwall was largely completed by the end of the June quarter.

Production from the longwall was temporarily suspended from 4th July to 19th July following a frictional ignition event. Production flexibility has allowed overall product volume to be maintained during this period (via replacement coal from Oaky North and the open cut operations). MIM is working with its customers to minimise any short-term interruptions to supply of certain specifications of coal relying on Oaky No 1 production.

Newlands-Collinsville-Abbot Point (MIM 75%)

Total product coal output from the NCA mines was 14% ahead of that for the previous June quarter. Total production for the year ending 30 June 2002 was 25% ahead of the previous year, over 13 million tonnes (100%), and is the highest achieved by the project.

Planned NCA mine life extensions and cost reductions are the subject of a separate announcement made today.

Rolleston Project

Development of a large scale (200 000 tonnes) sample pit has been approved as part of the staged feasibility study for the Rolleston export steaming coal project in central Queensland. Details of this project are the subject of a separate Information Release issued today.

Lead-Zinc

Mount Isa

Zinc in concentrate and lead/silver bullion production were 5% lower than for the previous June quarter. Higher average metal recovery rates partly compensated for marginally lower mill throughput rates and lower ore grades. Zinc in concentrate production for the year ending 30 June 2002 was 7% higher than for the previous year. Lead-silver bullion output for the year was over 160 000 tonnes with consistent lead smelter performances being achieved through the year.

Total ore production was limited during the quarter by a scheduled lower output from Isa lead mine and a slower production build up at George Fisher following a hanging wall failure of a secondary stope. However, in light of weak zinc market conditions the rate of George Fisher production growth is being reviewed, as the transfer of some lead-zinc milling capacity to copper production is considered.

At **Northfleet**,

Total refined lead output from Northfleet for the quarter was marginally below that for the previous June quarter. Increased output from Mount Isa sourced bullion partly compensated for lower secondary production and lower bullion production from the Duisburg zinc smelter. Total refined lead output for the year ending 30 June 2002 was marginally higher than for the previous year. Silver production was significantly higher (up 32% for the year) due to refining of an increased proportion of bullion from Mount Isa.

Lead in alloys output from Wakefield declined in response to weak demand for its products.

McArthur River (MIM 75%)

Zinc concentrate production for the quarter was marginally higher than for the previous June quarter. Concentrate output for the year ending 30 June 2002 was 7% ahead of the previous year. Mine production and mill throughput set new record levels for both the quarter and the year, more than offsetting lower ore grades. The average zinc recovery improved on the previous year despite lower ore grades and an increased proportion of mill feed sourced from 3 and 4 orebodies.

Zinc Smelters

At **Avonmouth**, the improved production performance was achieved for the quarter following capital improvements made over the last 18 months. Output of refined zinc and lead-silver bullion was higher, up 18% and 11% respectively, than for the previous June quarter. Refined zinc output for the year ending 30 June 2002, over 94 000 tonnes, was 20% higher than for the previous year but did not compensate for lower average zinc prices received. Production was the highest annual output achieved since the year ending 30 June 1997.

At **Duisburg**, refined zinc output for the quarter was lower than for the previous June quarter largely due to production interruptions caused by processing trials in the refinery to test the feasibility of upgrading existing lower grade metal stocks. Refined zinc output for the year ending 30 June 2002 was marginally higher than for the previous year.

Gold

Ravenswood

Sarsfield Project:

As forecast, output for the June quarter declined from the March quarter level due to the reduction in attributable processing plant availability and therefore throughput.

Construction of the processing plant expansion and beneficiation plant progressed through the quarter and is expected to be completed during July with commissioning commencing in August.

Ore Reserves and Mineral Resources upgrades:

Mount Isa copper: Increased Reserves and Resources of copper are announced today and provide more than 10 years of production at current levels. The additional Reserves are an early result of the ongoing copper study being undertaken at Mount Isa aimed at maintaining a rolling 10 years of Reserve ahead of production and identifying longer-term production opportunities. Details of the Reserve and Resource estimates as at 30 June 2002 are included in a separate release.

Summary of estimated Reserves and Resources for Mount Isa copper:

- Total Proved and Probable Ore Reserves of approximately 73 million tonnes at 3.3% copper (previously 47 million tonnes at 3.6% copper).
- Total underground Measured, Indicated and Inferred Resources, inclusive of Reserves, of approximately 116 million tonnes at 3.3% copper (previously 88 million tonnes at 3.7% copper).
- Total open cut Indicated and Inferred Resources of 255 million tonnes at 1.2% copper (previously an Inferred Resource of 112 million tonnes at 1.6% copper).

Coal: Increased Reserves have been defined at NCA and Oaky Creek during ongoing 3D seismic exploration which has allowed transfer of Resources to Reserves and upgrading of existing Reserves. The increases will support extended mine lives and increased production levels planned at both NCA and Oaky Creek. Details of the Reserve and Resource estimates as at 30 June 2002 are included in a separate announcement.

Exploration

MIM continued an active exploration programme for copper, copper-gold, gold and coal both near the Group's existing mines and in other regions of Australia and internationally.

Expenditure on exploration and resource definition (including mine site work) during the quarter was $19 million and included $10.3 million for coal exploration and reserve extension.

In Australia, a total of 6,555 metres of drilling were completed on metalliferrous exploration projects. 55 kms of ground geophysical surveys were completed.

- Mount Isa Mining Lease, Queensland: Drill testing of deep copper targets within the Lease area commenced.
- Ernest Henry Mining Lease, Queensland: A programme of drilling is planned to convert previously announced down-dip extensions of copper-gold mineralisation into Mineral Resources.
- Kalkaroo, South Australia: Drilling has been completed. Assaying is in progress but no significant copper values are anticipated.
- Copper Hill, New South Wales: A 3D Induced Polarisation survey has delineated a new target below a pre-existing drill hole intersection of 157m at 0.78g/t gold and 0.4% copper from 147m to end of hole at 304m. Follow up drilling is planned for the September quarter.

Coal:

- Bowen Basin, Queensland: A programme of 3D seismic exploration continued, 2.7 km^2 was completed at the Newlands northern underground and 4.8 km^2 at Oaky Creek. A total of 10 050 line-kms of low level aeromagnetic surveys has been completed over the Rolleston project.

Internationally:

Argentina:

- La Pampa drilling of 3 separate targets confirms the model that the region is prospective for iron oxide copper gold targets.

Mexico:

- Cobre Grande: Assays have been received from a programme of 6 diamond drill holes. 4 holes intersected broad intervals of copper mineralisation. Follow up work is planned. The best results were obtained from drill hole CG01 which intersected a number of copper and gold mineralised zones over a 134 metre down-hole interval to 148 metres including:

Details of intersection from CG01 using a 1.4% copper cut-off:

From (Metres)	To (Metres)	Intersection (metres)	Copper (%)	Gold (g/t)	Silver (g/t)
46	74	28	2.1	0.1	44.1

Outlook

Mount Isa copper

Copper smelter anode production for the September quarter is expected to be higher than that for the June quarter. Refinery output is expected to be lower due to the flow-on effect of June quarter anode production delays.

During the September quarter it is planned to utilise the excess lead-zinc concentrator capacity to mill copper ore.

Alumbrera

Strong mine and mill performances are expected to continue, with mill optimisation work occurring after commissioning of the expansion projects. Copper and gold production for the September quarter is expected to be lower than that for the June quarter. Scheduled lower copper ore grades and an associated marginal decline in metal recovery rates will be offset by increased mill throughput following commissioning of the mill expansion during the September quarter. Copper production for the coming year is expected to be similar to the level achieved last year. Total gold production for the coming year is scheduled to be approximately 15% lower than the high levels achieved for FY2002 due to significantly lower scheduled gold grades.

Ernest Henry

Concentrate production for the September quarter is expected to remain at a similar level to that for the June quarter. Scheduled average gold grade of ore mined will decline from the high June quarter level resulting in lower gold in concentrate production.

Oaky Creek

The extended commissioning of the new No 1 longwall and recent frictional ignition issues have constrained production from Oaky No 1 and therefore stockpile build-up prior to a planned longwall move at the Oaky North mine during the September quarter. Additional open cut output will be sourced to limit any impact on product coal output however the stock levels may be insufficient to compensate for the lower run-of-mine coal availability during the quarter.

The production flexibility of the multiple source operation at Oaky Creek allows it to target a further increase in production for FY2003, above the 9 million tonnes (100%) achieved for FY2002, despite what could be some restricted production from the new longwall at Oaky No 1.

Newlands-Collinsville-Abbot Point

Strong production performances are expected to continue. Sufficient stockpiles at the Newlands coal mine will allow washplant throughput to be maintained during a scheduled longwall move during the September quarter.

Mount Isa lead-zinc

Mine and mill production rates for the September quarter are expected to be similar to the June quarter levels.

Northfleet – Overall output for the September quarter is expected to be higher than for the June quarter as secondary production is increased.

McArthur River

Strong production and metallurgical performances are expected to continue.

Zinc Smelters

Avonmouth – strong production performances are expected to continue.

Duisburg – With the metal upgrade trials now completed – refined metal production will return to previous levels.

Ravenswood

Ore throughput and consequent gold output for the September quarter will be higher than for the June quarter due to increased attributable processing plant availability and additional throughput capacity following commissioning of expanded plant through the quarter.

VP Gauci
Managing Director
24 July 2002

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, gold, zinc, lead and silver in Australia, UK, Germany and Argentina. The group has around 8,000 employees worldwide and in 2000/2001 generated sales revenue of $3.4 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: (617) 3833 8285
Mobile: 0419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: (617) 3833 8295
Mobile: 0419 781 380



Production Summary

Note: All data shown is MIM's Share of production

			3 months to 30 Jun 2002	3 months to 30 Jun 2001	12 months to 30 Jun 2002	12 months to 30 Jun 2001
Mount Isa Copper						
Metal Production Summary						
Anode Copper		t	**57,492**	64,017	**232,845**	207,333
Copper in Other Products	[1]	t	**14,178**	22,117	**54,647**	65,845
Total Mount Isa Copper		t	**71,670**	86,134	**287,492**	273,178
Refined Copper		t	**61,892**	58,660	**238,874**	203,038
Gold in Refinery Slimes		oz	**36,328**	21,471	**148,891**	90,309
Production performances						
Ore Mined - 1100 O/B		t	**831,357**	851,314	**3,305,727**	3,354,901
Ore Mined - Enterprise		t	**665,282**	624,686	**2,524,013**	2,301,086
Ore Milled		t	**1,414,699**	1,430,351	**5,844,238**	5,574,987
Copper grade		%	**3.24**	3.79	**3.58**	3.63
Concentrate		dmt	**163,150**	185,981	**712,556**	696,178
Copper in concentrate		%	**27.4**	26.9	**27.2**	27.0
Concentrator Recovery	[2]	%	**91.1**	92.5	**92.7**	92.7
Smelter Recovery		%	**93.9**	93.7	**93.2**	93.7
Ernest Henry Concentrate Tonnes Smelted		t	**98,647**	100,146	**368,384**	320,977
Alumbrera (50% Share)						
Metal Production Summary						
Copper in Concentrate		t	**25,626**	24,778	**99,774**	84,928
Gold in Concentrate		oz	**89,296**	82,909	**355,163**	271,904
Gold in Dore		oz	**9,476**	4,570	**24,518**	16,359
Total Gold		oz	**98,772**	87,479	**379,681**	288,263
Silver in Concentrate		oz	**208,470**	148,774	**757,584**	589,317
Production performances						
Total Material Mined		t	**13,161,750**	13,591,248	**54,966,557**	55,579,972
Ore Mined	[3]	t	**6,641,930**	6,151,643	**19,279,013**	26,347,938
Low grade ore mined		t	**0**	566,839	**0**	3,274,138
Ore Milled		t	**3,837,719**	3,741,642	**14,738,733**	14,027,505
Copper grade		%	**0.73**	0.74	**0.74**	0.68
Gold grade		g/t	**1.02**	0.98	**1.04**	0.89
Concentrate		dmt	**93,696**	88,672	**361,819**	305,154
Copper recovery		%	**93.1**	90.0	**92.6**	89.6
Gold recovery		%	**78.9**	74.2	**77.3**	72.2



Production Summary

Note: All data shown is MIM's Share of production

		3 months to 30 Jun 2002	3 months to 30 Jun 2001	**12 months to 30 Jun 2002**	12 months to 30 Jun 2001
Ernest Henry (51% Share)					
Metal Production Summary					
Copper in Concentrate	t	**13,407**	13,219	**52,887**	53,784
Gold in Concentrate	oz	**17,199**	15,529	**67,292**	60,537
Production performances					
Total Material Mined	t	**7,249,009**	9,453,845	**30,368,709**	31,280,470
Ore Mined	t	**1,297,416**	1,120,613	**5,218,894**	5,401,876
Ore Milled	t	**1,238,058**	1,279,838	**5,218,235**	5,242,587
Copper grade	%	**1.18**	1.20	**1.12**	1.18
Gold grade	g/t	**0.62**	0.50	**0.56**	0.52
Concentrate	dmt	**45,474**	46,657	**183,928**	190,850
Copper recovery	%	**92.1**	85.9	**90.7**	86.8
Gold recovery	%	**69.9**	74.8	**72.0**	69.3
Oaky Creek (75% Share)					
Product coal					
Coking					
- Opencut	t	**336,953**	0	**1,118,822**	0
- No 1 Underground	t	**340,173**	718,365	**1,020,314**	2,508,243
- North	t	**1,094,105**	791,691	**3,909,095**	3,119,750
- Alliance	t	**0**	197,889	**732,160**	404,108
Total	t	**1,771,231**	1,707,945	**6,780,391**	6,032,101
Newlands-Collinsville-Abbot Point Project (NCA) (75% Share)					
Product coal					
Collinsville					
Coking	t	**348,508**	242,207	**1,265,173**	496,912
Thermal	t	**586,305**	565,194	**2,549,098**	2,383,681
Newlands					
Thermal					
- Opencut	t	**819,673**	855,892	**3,325,380**	2,620,718
- Underground	t	**958,650**	724,011	**2,893,009**	2,551,276
Total NCA	t	**2,713,136**	2,387,304	**10,032,660**	8,052,587



Production Summary

Note: All data shown is MIM's Share of production

		3 months to 30 Jun 2002	3 months to 30 Jun 2001	**12 months to 30 Jun 2002**	12 months to 30 Jun 2001
Mount Isa Lead-Zinc					
Metal Production Summary					
Zinc in Concentrate	t	**43,824**	45,962	**189,494**	176,417
Lead contained in Lead/Silver bullion	t	**38,874**	40,898	**160,385**	118,807
Silver in Lead/Silver bullion	oz	**3,140,159**	3,046,536	**12,081,654**	8,673,262
Production performances					
Ore Mined - Isa	t	**319,652**	366,610	**1,235,497**	1,596,346
Ore Mined - George Fisher	t	**465,596**	442,091	**1,924,163**	1,501,437
Ore Milled	t	**755,238**	777,833	**3,152,437**	3,002,770
Zinc grade	%	**7.33**	7.44	**7.48**	7.43
Lead grade	%	**5.19**	5.74	**5.44**	5.87
Silver grade	g/t	**126**	151	**138**	151
Zinc Concentrate	dmt	**85,166**	89,495	**367,614**	343,297
Zinc Recovery	%	**81.5**	78.3	**80.7**	78.7
Lead Recovery - Conc.	%	**79.8**	77.7	**78.8**	79.5
Lead Recovery - Smelter	%	**97.8**	98.3	**97.5**	97.7
Lead in Purchased Concentrate Tonnes Smelted	t	**10,236**	3,911	**23,836**	5,807
Silver in Purchased Concentrate Tonnes Smelted	oz	**1,510,669**	560,093	**3,537,465**	830,850

		3 months to 30 Jun 2002	3 months to 30 Jun 2001	**12 months to 30 Jun 2002**	12 months to 30 Jun 2001
McArthur River (75% Share) [5]					
Metal Production Summary					
Zinc in Concentrate	t	**33,317**	31,127	**129,750**	112,949
Lead in Concentrate	t	**7,555**	7,659	**30,719**	26,909
Silver in Concentrate	oz	**317,582**	304,199	**1,251,918**	1,101,629
Production performances					
Ore Mined	t	**283,428**	242,800	**1,048,582**	886,549
Ore Milled	t	**282,318**	244,928	**1,053,404**	889,223
Zinc grade	%	**14.3**	15.2	**14.9**	15.4
Lead grade	%	**6.2**	6.4	**6.5**	6.1
Concentrate	dmt	**71,030**	67,575	**277,366**	241,221
Zinc Recovery	%	**82.6**	84.2	**82.7**	82.4
Lead Recovery	%	**43.0**	48.9	**45.2**	49.1



Production Summary

Note: All data shown is MIM's Share of production

			3 months to 30 Jun 2002	3 months to 30 Jun 2001	**12 months to 30 Jun 2002**	12 months to 30 Jun 2001
Northfleet/Wakefield						
Refined Lead (Ex ISA)		t	**39,634**	38,545	**153,131**	113,132
Other Refined Lead and Lead in Alloy		t	**23,175**	26,252	**97,744**	130,040
	Total Northfleet Lead	t	**62,809**	64,797	**250,875**	243,172
Refined Silver (Ex ISA)		oz	**2,551,539**	2,415,997	**11,143,107**	8,772,126
Refined Silver (Ex Other)		oz	**660,039**	603,179	**4,022,776**	2,739,175
	Total Northfleet Silver	oz	**3,211,578**	3,019,175	**15,165,883**	11,511,301
Lead in Alloy - Wakefield		t	**2,272**	3,109	**10,727**	16,164
Avonmouth						
Lead contained in Lead/Silver bullion		t	**8,649**	7,766	**36,065**	30,838
Refined Zinc		t	**24,859**	20,983	**94,051**	78,430
Duisburg						
Lead contained in Lead/Silver bullion		t	**7,531**	9,148	**29,574**	31,088
Refined Zinc		t	**22,619**	23,853	**90,150**	90,007
Ravenswood						
Metal Production Summary						
Gold Produced - Sarsfield Project	[4]	oz	**10,710**	5,272	**52,209**	5,272
Production performances						
Sarsfield Project						
Ore Mined		t	**1,155,642**	80,285	**4,289,224**	259,618
Ore Milled		t	**379,681**	218,788	**1,699,993**	218,788
Gold grade		g/t	**0.95**	0.83	**1.03**	0.83
Gold recovery		%	**92.0**	90.2	**92.8**	90.2

[1] Other copper comprises metal in concentrate, reverts, tankhouse slimes, high grade dross and converter slag sold.

[2] Concentrator Recovery is for Ore Recovery, and does not include reprocessed material.

[3] Ore Mined incudes capitalised medium grade stockpile material.

[4] The Sarsfield Project commenced in the June 2001 quarter.

[5] *MIM's share of production 75% from 1 July 2001. Comparatives are 70% share.*

Prior period and cumulative data may include minor post reporting period adjustments

June Quarter 2002 and Annual Production Review and Coal and Isa Copper Strategy Presentation

24 July 2002

Vince Gauci
Brian MacDonald
John Gooding


MIM

Agenda

- Overview of the June quarter and annual production performances
- Outline MIM's strategy
- Coal strategy update - Rolleston, NCA and increased Reserves
- Mount Isa copper study progress - increased Reserves
- Questions



June Quarter and Annual Production

- Strong operating performances continued
- Increased annual output of all core products
  - **Coal** - record June quarter and annual production
  - **Copper** - highest annual Mount Isa metal production, strong Alumbrera and Ernest Henry performances
  - **Gold** - annual production increased to 499 000 ozs
  - **Lead-zinc** - increased mine output





MIM's Strategy

A clear strategy based on high quality assets, management and operating expertise, and technological strength...

- **Coal** - growing our coal business output to 38 million tonnes (100%) by 2006
- **Copper** - maintaining strong copper production based on extending Reserves
- **Lead-zinc** - lifting margins on extensive lead-zinc deposits - converting high revenues to profits


MIM Coal
Growth Strategy
and
Exploration Update


MIM Coal growth strategy announcements
• Reserves / Resources upgrade through exploration programmes
• Acquisition of large dragline for NCA project
• Development of Newlands Northern underground
• leston Project to advance to Stage 2
MIM


Growth in global seaborne coal trade
Mt
400
350
300
250
200
150
100
50
0
7% per year increase
1 - 2% per year inc
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001
Coking
Thermal


electri eneration - fuel
e chang
hare
1997
2020
38 38
30
9 6
15
17
18 15
2 2
35
30
25
20
15
10
5
0
Coal
Oil
Gas
Nuclear
Hydro
Renew
Source: IEA 2000


World electricity generation
TWh
30000
25000
20000
15000
10000
5000
0
1971
1997
2010
2020
Renew.
Hydro
Nuclear
Gas
Oil
Coal
Source IEA 2000

Coal fired electricity - regional growth 1997-2020

ina + 198%

South Asia (incl. India) + 205%

East Asia (incl Korea, Indonesia & Malaysia) + 237%

Other

Source IEA 2000


ubling 2001 coal
Mt
(100% Managed pro
40
30
20
0
rease
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Indicative
Existing Operations
New Operations
Year ending 30 June


Strategic loca
Coll
Newlands
Dalrymple Bay
Hay Point
BOWEN
BASIN
STYX
BASIN
Oaky Creek
Rockhampton
Gladstone
Rolleston
MARYBOROUGH
BASIN
SURAT
BASIN
Wandoan
ML
MDL
EPC
EPCA
Approximate scale
0
100
200
Kilometres
MIM


NCA tenements
Collinsville Area
ML 1005, 1006, 1007, 1008, 1009, 1015, 1037, 1064, 10111 and Pipeline ML10250
Collinsville
Scottville
Rail
EPCA 773
Power
EPC 734
EPCA 774
Eastern Creek
Eastern Creek South
Newlands
Newlands Area ML's
EPC 727
Glenden
Suttor Creek
10km
Elphinstone
Mining Lease
Exploration Tenement
Exploration Tenement Application
MIM


N A Rese e and Resource increases from June 2001
Increase Mt
to Mt
mal coal
eserves
28 (27%)
132
urces
easured
117 (80%)
263
ted
119 (153%)
197
red *
47 (33%)
190
otal
283 (130%)
650
orted
For ful e Reserves and Resources refer to separate Information Release
24 July 20

itiatives ratio

- t costs and further growth,
  - dragline capacity; and
  - Increased low cost underground production


storical production
12
6
0
Collinsvi O/C
Newlands O/C
1997
1998
1999
2000
2001
2002
Year ending 30 June

NCA open cut cost drivers

Newlands proportion of overburden removed by dragline

%

70 60 50 40 30 20 10 0

1997 1998 1999 2000 2001 2002

Year ending 30 June

NCA unit production costs



A$/t
Mt
Unit costs increased with
reduced % dragline
increased truck/excavator volume
reduced % underground
40 35 30 25 20 15 10 5 0
20 15 10 5 0
1997 1998 1999 2000 2001 2002
Production (RHS)
Costs (LHS)
Year ending 30 June

NCA large dragline

Currently

Newlands 2 x BE 1370

Collinsville 1 x BE 1300



Dragline Type	Bucket Size (typical)	Boom Length (typical)	Operating Weight (tonnes)
BE 1300	32m^3	79	1,860
BE 1370	45m^3	95	2,940
Large Dragline	80 - 95m^3	95 – 110m	6,000 (approx)

Newlands Coal Northern Underground

- Low capital cost - punch longwall - no mains development - reuse of Southern u/g equipment
- Low operational risk - 3D seismic over full mine plan and good strata
- Long wide panels, convey directly to CPP - low operating cost
- Coal quality consistent with Southern Underground



MIM

Newlands underground mines



EPC734
Power
Rail
Northern U/G
Newlands O/C
Southern U/G
Eastern Creek O/C
EPC588
EPC727
5km
Newlands Mining Leases
Exploration Tenement
Fairhill Formation
Rangall Coal Measures
MIM

NCA Northe... Undergro... SEISMIC ...ace



Time (secs)
0.1
0.2
0.3
MIM

Note - Basinal resource structure

Rolleston location

Abbot Point
Collinsville
Newlands
Mackay
Dalrymple Bay
Hay Point
BOWEN BASIN
STYX BASIN
Oaky Creek
Gladstone
Springsure
Rolleston
MARYBOROUGH BASIN
SURAT BASIN
Wandoan
Brisbane
ML
MDL
EPC
EPCA
Approximate scale
0
100
200
Kilometres
MIM

Rolleston - Feasibility Stage 1

- Open cut export thermal coal mine - 580Mt resource
- Dragline operation, no coal preparation - low capital and operating cost
- Lowest ash thermal coal in Queensland 7.5%- 8.0%
- Stage 1 feasibility completed - 6Mtpa production case - readily expandable
- Synergy with MIM's Wandoan deposit for potential future blending



MIM


Rolleston - favourable geology
Generalised Section through Rolleston Deposit
N
S
Alluvium
Tertiary Basalt
Rewan Formation
Permian Coal Measures
Black Alley Shale
MIM

Rolleston ...rn...und - SE

S...e:

- ...cale customer combustion trials
  - ...000 tonnes sample pit
- ...f globally competitive offsite cost

MIM


ton - compa ve
Successful pilot scale combustion test
Similar to Blair Athol coal from Australia a
typical Indonesian and Chinese coals
Existing good customer acceptance of similar coal
quality in market
Sample pit will enable potential customers to
conduct full scale trial burns


NORTH
Rockhampton
Emerald
Blackwater
Gladstone
South Blackwater
Rolleston
Mine Site

Rolleston - Timetable

- Draft EIS issued - 1st quarter FY2003
- Sample pit and large scale customer combustion trials - 2nd & 3rd quarter FY2003
- Stage 2 feasibility completed - end 3rd quarter FY2003
- Project commitment second half FY 2003
- First coal first half FY 2004


MIM

Gladstone Thermal Coal Project

- Strong demand growth projected for thermal coal in Asia to meet energy demands
- Concept is to blend and export MIM's Rolleston and Wandoan coals at Gladstone
- Complementary coal qualities - enhance each other
- avourable geology and geography - low FOB cost


MIM

Wandoan deposits

- Huge resource (2 billion tonnes)
- Very low strip ratio
- Low operating cost
- Desirable quality characteristics from utilisation and environmental perspective
  - low ash, low sulphur, low nitrogen


MIM

Gladstone blend quality

- w ash
- gh volatile matter
- ow sulphur
- Low nitrogen
- Mid range energy
- Good combustion properties


MIM

Growth strategy market driven growth

- Reserves / Resources upgrade through exploration programmes
- Acquisition of large dragline for NCA project
- Development of Newlands Northern underground
- Rolleston Project to advance to Stage 2


MIM


Mount Isa Copper Study
Increasing the Reserves at Mount Isa
John Gooding
EGM Mount Isa Business Unit
MIM

Mount Isa copper study

- Copper Reserve and Resource upgrades
- Open cut studies
- Low grade copper "Halo" mineralisation
- Exploration




Lead Stack
Copper Stack
X41 Shaft
R62 Shaft
Lead
4 Level
12 Level
14 Level
2 km
North
COPPER OREBODIES
LEAD-ZINC OREBODIES
4 km

Maintaining Isa copper production



Copper (kt)
350
300
250
200
150
100
50
0
Copper study targeted Mount Isa extension
Townsville copper refinery capacity
X41 MINE
ENTERPRISE
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012
Year ending 30 June
MIM

Mount Isa Copper Study



"Aiming to maximise the value of the Mount Isa copper business."

Phase 1

- Achieving >10 years of Reserves - **Completed**

Phase 2

- Future production opportunities
  - Open cut (pre-feasibility study in progress)
  - Halo (conceptual study in progress)
  - Deep exploration targets (drilling commenced)

Increased Reserves and Resources*



Total combined estimated Proved and Probable Ore Reserves increased:

- X41 mine up 57% to 31.5 million tonnes at 2.5% copper, contained copper up 45%
- Enterprise mine up 56% to 41.7 million tonnes at 3.8% copper, contained copper up 41%
- Open cut - total in-pit Indicated and Inferred Resource up 128% to 255 million tonnes at 1.2% copper

* For full details of the Reserves and Resources refer to separate Information Release 24 July 2002.

...sa copper Reserves



Average ... annual mining capacity ~6Mt/yr
25
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002
Year ending 30 June
MIM

File No. 82-173



ENTERPRISE MINE
1500E
2000E
2500E
7500N
7000N
6500N
6000N
25A
29E
S687
N
MINED
MEASURED
INDICATED
INFERRED
GENERALISED PLAN OF 3000 & 3500 OREBODIES

Northern Enterprise mine drilling



38.4m at 5.51%Cu
94.7m at 6.70%Cu
55.0m at 6.64%Cu
42.2m at 3.26%Cu
32.5m at 3.69%Cu
25.4m at 4.09%Cu
36.4m at 4.04%Cu
49.7m at 4.04%Cu
76.1m at 6.11%Cu
79.6m at 7.46%Cu
S687 drill section
MIM

Enterprise mine goals for FY200_



- 30 000m of diamond drilling, 3500 orebody focus
- Continue conversion of Measured and Indicated Mineral Resource to maintain a 10 years Reserve
- Integrate Copper Study models with operations



MIM

for FY2003



- Maintain rolling 10 years of Reserve
- Identify and drill targets that could contribute to increasing the Resource base
- Continue investigation of low cost bulk mining methods for Halo area

Mount Isa Copper Study - Phase 2

New business opportunities:

- Potential for a large open cut
- Potential large, low grade copper Halo



MIM

Open cut studies to date

Data validation (completed)

- >19 000 drill holes/channels, ≥930 000 assays

Re-logging programme (completed)

- 66 kms drill core re-logged, 271 drill holes
- 21 300 records amended

Digitising (completed)

- 248 U/G geological mapping plans digitised
- 66 surface geology plans scanned/digitised

MIM

Open cut - outcomes to date

- Increased Mount Isa copper open cut Resource
- Improved Mineral Resource confidence
- Surface infrastructure implications manageable
- Potential for lead-zinc mineralisation to help fund access to deeper copper Resources



Mount Isa mine cross section


Open cut
design
Copper
orebodies
Lead-zinc
orebodies
Enterprise
mine
Section at 5940N


3 dimensional
grade block
odel showing
n cut designs
Lead stack
Copper smelter and stack


Open cut study - goals for FY2003
• 25 km (approx. 50 holes) diamond drilling to define Resource limit and increase confidence
• Geotechnical investigations
• Infrastructure & scheduling assessments
• Commence metallurgical test work
MIM


Prelim Cu-Ag-Pb-Zn open cut design
2002 open cut design
ESTIMATE


Mount Isa copper Halo mineralisation
W
E
0
SURFACE
500m
Kennedy-Spear-Siltstone
Urquhart Shale
11 O/B
12 O/B
16 O/B
400 Orebody
1900 Orebody
4/L
9/L
15/L
19/L
TYPICAL CROSS SECTION SOUTHERN MINING AREA
Copper Ore (>2%Cu)
Silica-Dolomite "Halo"
Lead-Zinc-Silver Ore
Mined out areas
MIM

Exploration potential at Mount Isa



Deep target - drilling commenced
50km
To Camooweal
Tailings Dams
George Fisher
Isa Mine
N
Mount Isa
Leichhardt River
Lake Moondarra
Leichhardt River
To Cloncurry
0 5 10
kilometres
Exploration targets
MIM's Mining Lease



Mount Isa copper - a world class asset
Copper (kt)
350
300
250
200
150
100
50
0
Phase 1 completed
+10 year Reserve confirmed
Total copper output
Phase 2
Open cut, Halo, Ernest Henry extension and exploration
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Year ending 30 June
MIM


MIM

Information Release

24 July 2002

ORE RESERVES AND MINERAL RESOURCES - COAL, ISA COPPER

as at 30 June 2002

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 Facsimile (07) 3832 2426 Website www.mim.com.au

COAL

Mine or Deposit	Coal Type	Recoverable Coal Reserves (millions of tonnes - rounded)			Identified Coal Resources (millions of tonnes - rounded)				MIM Beneficial Interest %	Competent Person
		Proved	Probable	**Total**	Measured	Indicated	Inferred	Total		
NCA Queensland										
Newlands	Thermal	73	8	81	162	83	100	345	75.0	S Peou[(1) (2)] W Smyth[(2)]
Collinsville	Thermal & Low Volatile	26	0	26	40	8	80	128	75.0	M Blaik[(1) (2)]
Suttor Creek	Thermal	0	25	25	61	106	10	177	75.0	S Peou[(1) (2)]
NCA TOTAL	Thermal	99	33	**132**	263	197	190	**650**	75.0	
Collinsville	Coking	13	2	15	43	13	0	56	75.0	M Blaik[(1) (2)]
Suttor Creek	Coking	0	0	0	0	0	60	60	75.0	S Peou[(1) (2)]
NCA TOTAL	Coking	13	2	**15**	43	13	60	**116**	75.0	
OAKY CREEK, Queensland	Coking	32	122	**154**	169	119	210	**498**	75.0	D Sommer[(1)] P O'Grady[(2)]
ROLLESTON, Queensland	Thermal	105	33	**138**	144	96	340	**580**	100.0	P Sides[(1)] G Maiden[(2)]

* **NOTE:** In this table, the Measured and Indicated Coal Resources include those Coal Resources modified to produce the Coal Reserves.
(1) Competent Person for Coal Resources; (2) Competent Person for Coal Reserves
Mr M Blaik is employed by JB Mining Services Pty Ltd. Mr W Smyth is employed by Geoconsult Pty Ltd. Mr P Sides is employed by JB Mining Services Pty Ltd. Mr G Maiden is employed by Runge Pty Ltd. All other Competent Persons named are employees of the MIM group of companies.

NEWLANDS, Queensland

- Mining of 10.5 million tonnes of run-of-mine thermal coal has depleted Coal Reserves and Resources.
- Substantial increases in Coal Reserves and Resources, particularly in the Northern Underground and Eastern Creek areas, have been achieved through additional drilling results, seismic surveys and mine planning.
- Inferred Coal Resources, not previously reported, include both underground and open cut Resources in the Newlands and Eastern Creek areas.
- Coal Resource and Probable Reserve totals include some tonnages currently held under Exploration Permit with mining contingent on grant of a Mine Lease.
- Coal Reserves are estimated to a moisture content of 6%. Dilution of 8% is applied for open cut and 5% for underground. Mining loss of 5% is assumed for both open cut and underground Reserves. Resources are estimated on an air dried basis.
- Thermal Coal Reserves and Resources comprise the Upper Newlands Seam of the Rangal Coal Measures (Permian), Bowen Basin

COLLINSVILLE, Queensland

- Mining of 2.3 million tonnes of run-of-mine coking coal and 3.8 million tonnes of run-of-mine thermal coal has depleted the Coal Reserves and Resources.
- Substantial increases in Coal Reserves and Resources have resulted from drilling programs and revision of mine plans.
- The remaining Coal Reserves and Resources in the Pipeline deposit, previously reported separately, are now included in Collinsville totals.
- Coal Reserves are estimated for open cut mining methods only, whereas Coal Resources include open cut and underground mining methods.
- Coal Reserves are estimated to a variable moisture content, averaging 5.5 to 6%. Resources are estimated on an air dried basis.
- Coking Coal Reserves and Resources include the Garrick, Scott-Denison, Potts and Bowen Seams of the Collinsville Coal Measures (Permian), and the Moranbah Coal Measures (Permian) of the Pipeline deposit, Bowen Basin.
- Thermal and low volatile Coal Reserves and Resources include the Bowen and Blake Seams of the Collinsville Coal Measures (Permian), and the Moranbah Coal Measures (Permian) of the Pipeline deposit, Bowen Basin.
- Inferred Resources of thermal coal, not previously reported, are mainly potential underground resources in the Bowen and Blake seams.

SUTTOR CREEK, Queensland

- There has been no mining of Coal Reserves in the Suttor Creek Mine Lease to date.
- An increase in Probable Coal Reserves has resulted from recent drilling and revision of mine plans associated with new drilling results.
- Increases in Measured and Indicated Resources are results of recent drilling which has allowed open cut Indicated Resources to be transferred to the Measured category and previously unreported Inferred Resources in the potential underground mining area to be transferred to the Indicated category. Most Resources in the potential underground mining area are now at Indicated category.
- Coal Reserves are estimated to a moisture content of 6%. Dilution of 8% and mining loss of 5% are assumed for the Reserves. Resources are estimated on an air dried basis.
- Thermal Coal Reserves and Resources include the Upper Newlands Seam equivalent (Leichhardt Seam) of the Rangal Coal Measures (Permian), Bowen Basin.
- Inferred Coking Coal Resources include seams from the Moranbah Coal Measures (Permian), Bowen Basin, and were not previously reported.

OAKY CREEK, Queensland

- Mining of 10.6 million tonnes of run-of-mine coking coal has depleted the Coal Reserves and Resources.
- Substantial increases in Coal Reserves have resulted from drilling programs, seismic surveys and revision of mine plans.
- Drilling results have enabled the transfer of Indicated Resources to the Measured category. Further reduction of Indicated Resources has resulted from the definition of a previously unrecognised split line and consequent recategorisation of some Indicated tonnes to Inferred.
- Coal Reserves and Resources include open cut and underground mining areas.
- Coal Reserves in the German Creek Seam are estimated to a moisture content of 8%; in the Aquila and Pleiades Seams to a moisture content of 4%. Resources are estimated on an air dried basis.
- Coal Resources include German Creek, Pleiades, Aquila and Tieri Seams, all of the German Creek Formation (Permian) of the Bowen Basin. Coal Reserves are predominantly in the German Creek Seam with smaller tonnages in Aquila and Pleiades Seams.
- Coal Reserves and Resources include some tonnages held under Mineral Development Licence. Mining of these Reserves and Resources is contingent on grant of a Mine Lease.

ROLLESTON, Queensland

- A feasibility study has been completed on the Rolleston project, including a substantial exploratory drilling program and mining and other studies.
- The Coal Resource estimate and categorisation have been significantly revised.
- A mine plan has been developed based on dragline open cut methods, producing a low ash unwashed product for export. The reported Coal Reserves are estimated on an as received basis at an average strip ratio of 7.5 insitu bank cubic metres per run-of-mine tonne.
- Coal Reserves are estimated to an as received moisture content of 16%. Coal Resources on MDL 227 have been estimated assuming approximately 16% moisture content utilising the Preston and Sanders adjustment to relative density. Inferred Coal Resources held under Exploration Permit are estimated using unadjusted laboratory relative density measurements.
- Coal Resources and Reserves are contained in the Bandanna Formation of the Blackwater Group, thought to be equivalent to the Rangal Coal Measures (Permian) of the Bowen Basin.
- Coal Reserves and Measured and Indicated Coal Resources are held under Mineral Development Licence. Inferred Resources are held in part under Mineral Development Licence and in part under Exploration Permit. In all cases, future mining is contingent on grant of a Mine Lease.

WANDOAN, Queensland

- Wandoan Coal Resources remain as reported for 30 June 2001.

ISA COPPER

Property	Ore Reserves		Identified Mineral Resources			Beneficial Interest %	Competent Person
	Proved	Probable	Measured	Indicated	Inferred		
Mount Isa, Queensland							
Isa Copper 1100 & 1900 O/Bs	21.6 Mt @ 2.5%Cu	9.9 Mt @ 2.4% Cu	35.6 Mt @ 2.8% Cu	1.0 Mt @ 2.5% Cu		100.0	J Moncrieff (1) D Grant (2)
Enterprise Mine 3000 & 3500 O/Bs	32.8 Mt @ 3.9% Cu	8.9 Mt @ 3.9% Cu	49.6 Mt @ 3.7% Cu	15.3 Mt @ 3.4% Cu	14 Mt @ 2.9% Cu	100.0	J Moncrieff (1) I Sheppard (2)
Isa Copper Open Cut				69.6 Mt @ 1.3% Cu	185 Mt @ 1.1% Cu	100.0	M Johnston (1)

NOTE: In this table, the Measured and Indicated Mineral Resources include those Resources modified to produce the Ore Reserves. Previous statements have reported Mineral Resources additional to the Ore Reserves. The change in reporting practice to inclusive has contributed to the large increase in reported Mineral Resource totals.
(1) Competent Person for Mineral Resources Statement; (2) Competent Person for Ore Reserve Statement. All Competent Persons named are employees of Mount Isa Mines Limited.

X41 Copper Mine

- Resource categorisation is based on assessment of ore body continuity, structural complexity and adequacy of data coverage.
- A majority of the remaining Mineral Resources have been considered for conversion to Ore Reserve. Where possible, using current mining methods and economic parameters, the conversion to Ore Reserves has been completed this year. This has resulted in additions to the Ore Reserves. Further work is ongoing to evaluate the Mineral Resources for conversion to Ore Reserves using different mining methods and economic parameters.
- A review was completed on areas of mineralisation previously assessed as having no reasonable likelihood of economic extraction. Additions to the Ore Reserves and to the Mineral Resources have resulted from this review.
- Additions to Ore Reserves of 14.7 million tonnes at 2.3% copper have resulted from the engineering reviews carried out during the year.
- Mine production of 3.3 million tonnes at 3.1% copper depleted the Ore Reserves and Mineral Resources.
- Mineralisation occurs generally as breccia hosted massive to disseminated chalcopyrite in "silica dolomite" altered pyritic dolomitic siltstone.

Enterprise Mine 3000 and 3500 Ore Bodies

- Resource categorisation is based on assessment of ore body continuity, structural complexity and adequacy of data coverage.
- A reassessment of geological, metallurgical, engineering, and economic parameters has been completed for the Enterprise ore bodies. As a result, changes in cut off grade, minimum mining dimensions, dilution modelling and ore recovery factors were applied in estimation of the Ore Reserves and, where appropriate, to the Mineral Resources. Additions to Ore Reserves and Mineral Resources have resulted from this review.
- 26,000 metres of diamond drilling, the majority in 3500 ore body, have allowed the conversion of Inferred Mineral Resources to Indicated and resulted in an increase in total Mineral Resources for 3500 ore body. Additions to Probable Ore Reserves of 7.0 million tonnes at 4.1% copper has been achieved as a result
- An effort has been made during the year to assess a majority of the available Mineral Resources for conversion to Ore Reserves. Opportunities remain for conversion of portions of the remaining Mineral Resources in future years.
- Including the additions to Ore Reserves in 3500 ore body mentioned above, the total additional Ore Reserves are 17.6 million tonnes at 3.2% copper. These have resulted from a combination of geology and engineering work during the year.
- Mine production of 2.5 million tonnes at 4.3% copper depleted the Ore Reserves and Mineral Resources.
- Mineralisation occurs generally as breccia hosted massive to disseminated chalcopyrite in "silica dolomite" altered pyritic dolomitic siltstone.

Isa Copper Open Cut

- A major study of the potential for copper open cut mining at Mount Isa is underway and has resulted in a substantial increase in the Mineral Resources. Reinterpretation, Resource block modelling and categorisation of the Mineral Resources were completed on the basis of new geological information derived from nine new diamond drillholes, metallurgical testwork, engineering studies and reassessment of existing data.
- Resource categorisation is based on assessment of orebody continuity, structural complexity and adequacy of data coverage.
- Whittle pit optimisation was applied to the new Resource block model, using both Indicated and Inferred Mineral Resources, and a pit shell was generated. Mineral Resources have been reported inside this pit shell using a cut off grade of 0.5% copper. Significant silver, lead and zinc mineralisation occurs within this pit shell. Potential revenue from the silver, lead and zinc mineralisation has not been used in the optimisation, nor have any silver, lead and zinc Mineral Resources been reported. Geological review of the silver, lead and zinc mineralisation inside the pit is in progress.
- Mineralisation occurs generally as breccia hosted massive to disseminated copper minerals in "silica dolomite" altered pyritic dolomitic siltstone. Approximately 60% of the Resource is in primary chalcopyrite, the remainder being oxidised or partially oxidised, with a minor amount of supergene chalcocite mineralisation.
- Additional drilling, metallurgical testwork and engineering studies are planned for the 2002/03 year.



Information Release

24 July 2002

MIM ANNOUNCES COAL GROWTH STRATEGY INITIATIVES AND INCREASED RESERVES AT EXISTING COAL MINES

MIM Managing Director Vince Gauci today announced:

- Initiatives to increase returns from MIM's Newlands-Collinsville-Abbot Point (NCA) coal project, and
- Increased coal reserves at both Newlands and Oaky Creek to maintain high volume long life mining at the existing operations.

These decisions are firmly in line with MIM's target of doubling 2001 coal production to around 38 million tonnes per year by 2006.

"Capital efficient investment in our existing operations and increased production have delivered significantly improved profitability from our coal operations," MIM Managing Director Mr Vince Gauci said.

"The initiatives announced today satisfy our strict investment criteria to ensure value creation for our shareholders," he said.

MIM also announced today that it would move to Stage 2 of the feasibility for its Rolleston project (see separate announcement).

NCA initiatives

The new initiatives comprise:

- Development of a new mine at Newlands – the Northern Underground
- Acquisition of a larger dragline for open cut mining at Newlands
- Relocation of one of Newlands' draglines to Collinsville

"The new underground longwall mine and the larger dragline are expected to enable us to increase production over the next three to four years by more than 20% to approximately16.5 million tonnes a year," Mr Gauci said.

"The northern underground will both replace longwall production from the southern underground upon its depletion at the end of the 2005 financial year and deliver substantial growth in underground coal production at Newlands. This underground mine will be very capital efficient. It will be developed as a punch longwall operation with access to longwall panels being from the pit floor in the existing open cut, eliminating the need to spend capital to drive mains into the deposit.

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (61 7) 3833 8000 Facsimile (61 7) 3832 2426 Website www.mim.com.au

"Development activities will commence at the northern underground during the 2003 financial year with the first longwall coal to be mined in the 2006 financial year. At its peak, the northern underground mine is expected to produce 7.5 to 8 million tonnes run-of-mine coal a year.

"In addition, NCA's open cut costs will fall significantly as the larger dragline at Newlands, and the transfer of a Newlands dragline to Collinsville, replace higher cost trucked overburden excavation. It is expected the new dragline will be operational late in the 2004 financial year.

"The capital cost of these initiatives is expected to total approximately $150 million (MIM share) to be incurred in the period from the 2003 to the 2005 financial years.

Increased Reserves and Resources

Intensive exploration around the NCA and Oaky Creek mines has resulted in significant increases in coal reserves and resources, supporting planned high levels of long life production.

At NCA:

- Total coal reserves are up 29% to 147 million tonnes
- Measured resources (inclusive of reserves) are up 60% to 306 million tonnes
- Total resources are now 766 million tonnes including 250 million tonnes inferred resources.

At Oaky Creek:

- Coking coal reserves have increased 23% to 154 million tonnes
- Total resources are now 498 million tonnes including 210 million tonnes inferred resources.

MIM has not previously reported inferred coal resources. Details of the Reserve and Resource estimates as at 30 June 2002 are included in a separate release.

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK, Germany and Argentina. The group has around 8,000 employees worldwide and in 2000/2001 generated sales revenue of $3.4 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: (61 7) 3833 8285
Mobile: 0419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: (61 7) 3833 8295
Mobile: 0419 781 380



Information Release

24 July 2002

MIM ANNOUNCES STAGE TWO FEASIBILITY FOR ROLLESTON

M.I.M. Holdings Limited today announced it will proceed with Stage 2 of the feasibility for the proposed Rolleston thermal coal mine in central Queensland.

The decision to proceed with Stage 2, for a total expenditure of $15 million follows the successful completion of Stage 1 of the feasibility.

"Work on a 200 000 tonne sample pit and customer combustion trials will be carried out during the next six months allowing for a decision on project commitment in the June half of 2003, and commencement of commercial production by the middle of calendar 2004," MIM Managing Director Mr Vince Gauci said.

"This decision is firmly in line with our target of doubling coal production to around 38 mtpa by 2006. It is also another step towards the proposed creation of a 20mtpa Gladstone Thermal Coal Project from Rolleston and Wandoan coals."

Rolleston is located in the south-west of the Bowen Basin 16 kilometres west of the town of Rolleston and 275 kilometres due west of the established coal port of Gladstone. Wandoan, which is in the pre-feasibility phase, is a similar distance south-west of Gladstone.

"Rolleston has a low expected capital cost and low mining cost, due to low stripping ratios, and no washing requirement. This gives us confidence that the project can be developed and operated competitively against other similar resources in Indonesia and China, provided it is supported with globally competitive offsite costs," Mr Gauci said.

Capital expenditure for the Rolleston mine is expected to be of the order of $150 million over the first four years for the 6 million tonnes per year production case modelled in the feasibility study. Work to date shows incremental expansions above this 6mtpa case would be very capital efficient.

The Stage 2 feasibility programme will include detailed work to establish the necessary offsite infrastructure on a cost effective basis to ensure that the benefits of the project's low mining-related costs are translated into globally competitive FOB costs for the life of the project. Proposals have been invited for the construction and operation of a new rail link of about 100 kilometres to join the existing rail line to Gladstone.

Rolleston coal is being targeted at the rapidly growing power generation industry. Demand for thermal coal, the main energy source for power stations, is increasing strongly. Seaborne traded thermal coal grew at an average 7% compound from 1990 to 2001, making thermal coal the world's fastest growing bulk commodity.

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (61 7) 3833 8000 Facsimile (61 7) 3832 2426 Website www.mim.com.au

"While thermal coal prices have fallen recently, we are confident that long term thermal coal demand will ensure MIM's mines will provide strong returns to shareholders," Mr Gauci said.

The sample pit has been submitted for government approvals. As part of Stage 2, an environmental impact statement is being completed, and will be released for public comment next month.

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK, Germany and Argentina. The group has around 8,000 employees worldwide and in 2000/2001 generated sales revenue of $3.4 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:

Collin Myers
General Manager Corporate Affairs
Bus: (61 7) 3833 8285
Mobile: 0419 703 145

Investors:

Allan Ryan
Principal Adviser Investor Relations
Bus: (61 7) 3833 8295
Mobile: 0419 781 380


MIM

FACT SHEET

MIM envisages a Gladstone Thermal Coal Project comprising the export through the port of Gladstone of some 20 million tonnes a year of blended Rolleston and Wandoan coals within the next decade. The complementary qualities of the two coals will result, through blending, in a widely acceptable thermal coal product.

Rolleston

MIM has an estimated 580 million tonnes of coal resources in its Rolleston tenements.

Rolleston coal has low sulphur levels and moderate to high nitrogen levels although it produces low NOX emissions upon combustion.

Regional economic benefits

The Rolleston mine would bring significant economic benefits to Australia, Queensland and the region.

- Directly, the project would create considerable direct employment, with the construction workforce peaking at more than 100 people and the continuing workforce required to operate the mine numbering around 160
- Indirectly, the project would generate an estimated additional 800 jobs as well as increased consumer spending
- The project would broaden economic activity in the Bauhinia Shire which is farm-based and has not benefited by the growth created by mining in some neighbouring shires
- The proposed heavy haul rail line to link Rolleston with the central Queensland line to Gladstone would be available for grain and other haulage, facilitating further development of agriculture in the Rolleston region and other coal resources along the railway line.
- The town of Rolleston and the southern part of the Bauhinia Shire in which it is located would benefit from a more secure electricity supply via a 132/66KV power line into the region

Wandoan

Currently at the pre-feasibility stage, Wandoan is the largest known deposit in the northern part of the Surat Basin, a very large and so far largely undeveloped international coal source which compares favourably with basins elsewhere in the world.

Wandoan contains almost 2 billion tonnes of measured and indicated resources of thermal coal. Its very low stripping ratio of 3:1 for large volumes of coal would result in very low mining costs. Environmentally, it would provide a high quality clean energy source of the future. Wandoan coal has very low sulphur and nitrogen levels and produces low CO_2 emissions upon combustion when compared to other coals. Being within the Surat Basin, it also has one of the highest hydrogen contents of any of the Australian coals, making it well suited to coal gasification processes and conversion to liquid fuels.

Subject to stage by stage approvals, the project will advance through feasibility study to commitment and construction; production could commence in 2006 and rise to 10 million tonnes a year over the following five years.

Exploration

In 2000/01, MIM quadrupled the area of its coal tenements. In 2001/02, this area further increased by a magnitude of three times, the largest increase being 5493 square kilometres of the Surat Basin taken up as EPCA's to provide a strategic exploration position in the basin.

MIM spent $25 million on coal exploration in the last financial year and plans to spend a similar amount in the current year, demonstrating the company's commitment to coal in central Queensland and to the development of the Surat Basin where MIM potentially holds several billion tonnes of coal.